Vantage Energy Acquisition Corp.
5221 N. O’Connor Boulevard, 11th Floor

Irving, TX 75039

April 6, 2017

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: H. Roger Schwall, Assistant Director

   Office of Natural Resources

Re:  Vantage Energy Acquisition Corp.
Form S-1 Registration Statement
File No. 333-216129

Dear Mr. Schwall:

Vantage Energy Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-216129), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on April 10, 2017, or as soon thereafter as possible.

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Sincerely,

Vantage Energy Acquisition Corp.

By:	/s/ Jeffrey A. Zlotky
Name:	Jeffrey A. Zlotky
Title:	Secretary

[Signature Page to Company Acceleration Request]